NEWS RELEASE		RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR04-08	MARCH 8, 2004

RUBICON DISCOVERS NEW HIGH GRADE GOLD ZONE AT ITS McFINLEY GOLD PROJECT,
RED LAKE, ONTARIO

- Mineralized zone up to 13 metres thick includes 15.5g/t gold over 4.8 metres -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to announce that diamond drilling at its 100% controlled McFinley gold project in Red Lake has discovered a new gold zone, named the "Phoenix Zone" in a previously unexplored northern part of its four kilometre long McFinley property. Results have been received for two holes drilled to date on the zone (holes MC-04-61 and MC-04-62) are summarized below:

Hole No.	From	To	Core length	Au
	(m)	(m)	(m)	(g/t)
M4-04-61	45.10	52.30	7.20	6.8
Incl:	45.10	47.90	2.80	15.0
M4-04-62	55.10	59.90	4.80	15.5
Incl:	58.00	59.90	1.90	33.3

The interval in MC-04-62 is on the same section, and approximately 25 metres down dip, of the intercept in MC-04-61. The Phoenix Zone, which varies from 6 to 13 metres in thickness, is characterized by highly deformed, strongly biotite-altered, well mineralized mafic volcanic units containing 3% to 5% needles of arsenopyrite, 2% to 5% pyrrhotite, local visible gold and trace sphalerite, chalcopyrite and galena. Also developed within the zone are quartz, quartz-carbonate and carbonate veins up to 1.6 metres thick which display complex internal textures.

The Phoenix Zone occurs close to the contact between the East Bay ultramafic and overlying mafic volcanics and the inferred intersection of two regional cross-cutting fault zones. A map showing the location of the holes will be posted on the company Website at www.rubiconminerals.com.

Follow up drilling is underway with two diamond drill rigs, drilling both down-dip and along strike on 20 to 30 metre step-outs. The Phoenix Zone is open for follow up in all directions.

Assaying was conducted on sawn NQ2-sized half core sections by ALS Chemex Labs using the metallic screen fire assay procedure. Standards and blanks are included in each sample batch. Work is supervised by Ian Cunningham-Dunlop P.Eng., the project Qualified Person under the definition of NI 43-101.

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888-1100 Melville Street, Vancouver BC CANADA V6E 4A6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.	Page 1 of 1
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.